Exhibit 99.1

Investor Presentation August 2022

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe, ” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward - looking statements are necessarily subject to a high degree o f uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the fu ture whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looki ng statements and there can be no assurance that such forward - looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward - looking st atements. The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking sta tements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U. S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC. These documents are availa ble on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec - filings. We have prepared this presentation solely for informational purposes. The information in this presentation does not constitut e o r form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or a ffi liates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our sub sid iaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection w ith any contract or commitment whatsoever. This presentation also includes certain non - GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“ IFRS ”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and t ren ds affecting our business. Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of wh ich present these measures when reporting their results. The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS , but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of su ch non - GAAP financial measures to the nearest GAAP measure is included in this presentation. 2

Business Overview

We are a leading, full-service alternative asset manager in Brazil

Vinci Partners has a proven **fundraising track record** with a **broad fund base** and a **high-visibility and integrated recurring revenues** business model

R$62 bn Proforma AUM[1]

10 Business Strategies

83% Of net revenues come from mgmt. fees[2]

~50% Capital committed 5+ years

Our business is profitable and growing, which translates into **substantial amounts of free cash flow and an attractive dividend distribution to shareholders**

Adjusted DE (R$mm)



CAGR3 +97%
31
98
127
232
119
2018
2019
2020
2021
2Q'22 YTD

US$0.17 2Q'22 Dividend Per Share

6.5% LTM Dividend Yield[4]

We have entered in the 2Q'22 a strong cycle for **fundraising across Private Market funds** for the next 12-18 months, that represent up to **R$10 billion in total target fundraising**

In the 2Q'22, Vinci started fundraising for two main flagship strategies across Private Equity and Credit

- VCP IV *Private Equity*
- Vinci Credit Infra *Credit*

We have an **extensive pipeline for additional fundraisings** over the next quarters, with a **relevant anchorage coming from a local institutional investor**, increasing AUM visibility

- VICC *Infrastructure*
- VICA *Real Estate/Credit*
- Additional fundraisings across REITs, Infra and Credit

+ R$1 bn
Approved Anchor Investment[5] from BNDES in Credit and Infrastructure

See notes and definitions at end of document

4

VINCI partners

5 Vinci Partners announced the launch of its new Special Situations segment with the acquisition of SPS Capital ▪ SPS Capital is led by a highly - experienced and top performing team with extensive experience in Special Situations investments in Brazil ▪ Transaction will increase Vinci's product offering in Private Market strategies , by filling a strategic gap in our platform, on which we can build and grow into synergistic and complementary additional funds ▪ We are combining Vinci's proprietary distribution capabilities and complementary business strategies with SPS' extensive trac k r ecord in special situations to leverage fundraising efforts for SPS Vintage IV and new products ▪ Founded in 2017, SPS Capital is one of the top independent Special Situations asset managers in Brazil , with R$2.0 billion in AUM and an extensive track record in a sizable and unexplored segment of the market Vinci Partners & SPS Capital: a top - notch and complementary partnership Presence in Private Markets SPS strengthens Vinci's position as a leading asset manager for Private Market strategies in Brazil First M&A transaction since the IPO Transaction strengthens FRE growth with attractive near and medium - term DE/Share accretion

6 13.0 5.2 4.3 1.5 2.0 25.7 7.1 2.8 Private Equity Real Estate Credit Infrastructure Vinci SPS IP&S Public Equities Hedge Funds 13.0 5.2 4.3 1.5 25.7 7.1 2.8 Vinci & SPS | AUM Proforma as of June 30, 2022 R$60 bn AUM 2Q’22 R$62 bn AUM 2Q’22 ProForma Vinci Partners Vinci Partners & SPS Proforma 28 30 Long Term AUM 2Q22 2Q22 PF +8% DE Accretion ▪ Low - to - mid single - digit short - term DE/Share accretion ▪ High single - digit expected for medium - term DE/Share accretion Vinci announced the closing of the acquisition of SPS Capital on August 16, 2022.

Vinci Partners & SPS | Consolidating Private Markets

Transaction with SPS fills a strategic gap within our Private Markets product offering

VINCI partners

Private Market Strategies

Equity Investments



Closed-end funds seeking exposure to equity investments to real assets across Private Equity, Real Estate and Infrastructure strategies

- Vinci Capital Partners (VCP)
- Vinci Impact and Return (VIR)
- FIP Infra Transmissão
- Vinci Fullwood Logistic Dev. (VFDL)
- Vinci Water & Sewage (VIAS)

Perpetual Capital Vehicles



Yield-focused vehicles listed on the Brazilian stock exchange, with exposure to Real Estate and Infrastructure assets or Credit securities

- Vinci Shopping Centers (VISC)
- Vinci Logística (VILG)
- Vinci Offices (VINO)
- Vinci Energia (VIGT)
- Vinci Instrumentos Financeiros (VIFI)
- Vinci Imóveis Urbanos (VIUR)
- Vinci Credit Securities (VCRI)

High-Grade Private Credit



Debentures to finance infrastructure projects, senior loans, mortgage-backed securities, securitization facilities and structured-credit transactions.

- Vinci Real Estate Credit (VCI)
- Vinci Infrastructure Credit (VES / Vinci Credit Infra)
- Vinci Multistrategies Credit (VCM)

Vinci SPS



SPS Capital will join Vinci Partners' Private Markets as a new business line, with three vintages in its flagship strategy

We believe SPS will leverage Vinci's platform and distribution capabilities to launch new and different strategies, additional to fundraising for a fourth vintage in its current flagship.

7

VINCI partners

8 We offer a complete portfolio of alternative investment products and solutions to both retail and institutional clients Research Risk Legal & Compliance Investor Relations Operations ESG Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Financial Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Credit Tailor - made credit solutions developed to meet needs of both mature and growing businesses Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Real Estate Real estate investment funds that focus on returns from investments in various segments Hedge Funds Multi - strategy approach focused on Brazilian and international highly liquid financial instruments Vinci SPS Exposure to special situations assets with a f avorable risk - return strategy Proven ability to invest proprietary and third - party capital through different products yielding sustainable profitability acros s multiple verticals Retirement Services Capital Allocation services to investors’ retirement plans by developing sophisticated solutions

9 Our AUM is highly diversified across different strategies Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric 24% 12% 5% 5% 21% 15% 6% 12% Private Equity Real Estate Credit Infrastructure IP&S Public Equities Hedge Funds Advisory 46 % of net revenues come from private market strategies ² 46 % of AUM is in long term products ¹ Net Revenues 2Q ' 22 LTM AUM 2Q ' 22 22% 9% 7% 2% 43% 12% 5% See notes and definitions at end of document

10 35% 22% 22% 13% 8% Local Institucional HNWI Institutional Offshore Allocators & Distributors Public market vehicles AUM 2Q ' 22 Our AUM funding base is mostly built upon our proprietary distribution channels Private . Markets . 38% 22% 21% 14% 5% ▪ Private Markets’ AUM base favors long - term to perpetual capital commitments Liquid . Strategies . 38% 48% 8% 6% ▪ 94% of Liquid Strategies’ AUM is distributed across proprietary relationships with institutional and HNWI clients IP&S . 41% 36% 24% ▪ 41% of IP&S’ AUM comes from local institutional investors

Financial Highlights

12 We started in the 2Q’22 a strong cycle for fundraising in Private Markets over the next 12 - 18 months R$10 bn Target Fundraising across Private Markets (2022 - 2023 Cycle) VICA Real Estate/Credit ▪ We announced a joint venture with Chrimata , for the development of a new listed agribusiness strategy focused on land acquisition and credit ▪ Fund expected to launch in the 3Q'22 with its first close and a future IPO in the B3 as soon as market conditions improve for primary listings Vinci Credit Infra Credit ▪ New strategy that aims to invest in incentivized infrastructure debentures, focusing on high - grade credit assets in accordance with superior ESG guidelines ▪ First close of R$900M in the 2Q22 anchored by a local institutional investor ▪ Second closing expected for the 2H’22with an anchor investment by BNDES VCRI Credit ▪ New listed REIT focused on investing in real estate MBS, while also being able to invest in listed REITs with similar investment strategies ▪ Fund is close to full deployment status and will be able to hold follow - on offerings in the market as soon as market conditions improve for primary offerings VCP IV Private Equity ▪ We plan to continue the strategy deployed in VCP III and primarily target control and control - oriented investments ▪ VCP IV was activated as of June 23 rd and all fees charged .. for subsequent following closings will retroact to this date VICC Infrastructure ▪ A pioneer strategy in Latin America dedicated to renewables . generation , water & sewage, and innovative green technologies ▪ First closing expected for 2 nd half of 2022 with an anchor investment by BNDES Vinci Transportation and Logistics II Infrastructure ▪ Sub - strategy that aims to invest in public concessions of transportation and logistics assets, focused on ports’ concession

We have a resilient business model with high management fee centricity

- Management fee revenues remained resilient over the year-to-date, with strong fundraising in 2022 offsetting impacts from capital returns across Infrastructure and mark-to-market effect in Public Equities. Total net revenues over the 2Q'22 YTD were down 14% year-over-year due to higher contributions from performance and advisory fees in the 2Q'21 YTD.
- Management fees continue to be the main contributor to net revenues, accounting for 91% of total revenues over the 2Q'22 YTD.
- Total operating expenses of R$98.6 million during the 2Q'22 YTD, a decrease of 5% when compared to the 2Q'21 YTD. Disregarding bonus compensation, Personnel, Corporate center and G&A expenses were up 8% when compared to the same period in the prior year, due to higher inflation in the period and the return of travel expenses to the same levels experienced before COVID-19 pandemic.

Vinci's revenue is primarily derived from management fees (R$ mm)



% Mgmt. fees
Management
Performance
Advisory
85%
75%
80%
78%
CAGR 39%
172
20
6
147
297
11
62
224
340
29
40
271
465
67
38
361
2018
2019
2020
2021
79%
89%
-17%
120
19
6
95
100
4
7
89
2Q'21
2Q'22
78%
91%
-14%
227
21
29
177
194
10
7
177
2Q'21 YTD
2Q'22 YTD

Total Expenses 2Q'22 YTD vs. 2Q'21 YTD (R$mm)



- 5%
104
8
11
39
47
99
9
13
40
37
2Q'21 YTD
2Q'22 YTD
Bonus compensation
Corporate center
Segment Personnel expenses
Other G&A

13

VINCI partners

Vinci holds a strong position for future realization of performance fees in private market funds…

- Performance fee receivable increased to R$146.1 million in the 2Q'22, a 40% increase quarter-over-quarter, driven mostly by appreciation in the VCP III strategy.
- The VCP strategy[1] in Private Equity accounted for R$126 million in accrued performance fees, or 86% of total performance fees.
- Vinci Partners had, as of 2Q'22, R$9 billion in performance eligible AUM coming from Private Markets' funds still within investment period.
- The SPS transaction holds a substantial long-term upside to performance fees, as Vinci is entitled to a stake in Vintage III's and future vintages' performance revenues.

Accrued Performance Fees (R$ mm)



104.6
41.5
0.0
146.1
1Q'22
Unrealized Performance Fees
Realized Distributions
2Q'22

Accrued Performance Fees by Strategy (%)



14%
R$146.1 mm
86%
Private Equity
Infrastructure

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$19.9 million as of the end of the second quarter of 2022 booked as unrealized performance fees in the company´s balance sheet. Accrued performance fees shown for Private Equity funds of R$126.1 million as of the end of the second quarter of 2022 have not been booked as unrealized performance fees in the company´s balance sheet.

See notes and definitions at end of document

14

…and additional gains from our GP Investments and financial income

- Realized GP Investment[1] and Financial income[2] of R$25.0 million in the 2Q'22, up 71% year-over-year, driven by realized gains in our liquid funds' portfolio.
- Realized GP Investment income of R$4.9 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$52.0 million over the 2Q'22 YTD , up 169% when compared to the 2Q'21 YTD.

Realized GP Investment[1] and Financial income[2] 2Q'22 vs 2Q'21 (R$mm)



+ 71%
25
5
20
15
0.3
14
2Q'21
2Q'22
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 2Q'22 YTD vs 2Q'21 YTD (R$mm)



+ 169%
52
7
45
19
19
2Q'21 YTD
2Q'22 YTD
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

15

16 55 61 2Q'21 2Q'22 Which translates to a highly visible growth and profitability profile See notes and definitions at end of document 102 119 2Q'21 YTD 2Q'22 YTD 31 98 127 232 2018 2019 2020 2021 42% 50% 34% DE Margin 33% 18% ▪ Fee - Related Earnings (FRE) has been growing at a 60% CAGR in the past three years, and we expect to continue going forward as we expand AUM with new product launches in our private market strategies and inflows into our IP&S segment. ▪ Distributable Earnings (DE) has been growing at a 97% CAGR in the past three years as the business benefits from the platform ’s growth and profitability profile. 44% 49% +16% 43% 48% 52% 38% 45 % Fee - Related Earnings (FRE) – R$mm Adjusted After - tax Distributable Earnings¹ (DE) – R$mm 55% 49% 53% 49% - 15% - 14% +11% 54 98 151 222 2018 2019 2020 2021 105 91 2Q'21 YTD 2Q'22 YTD 55 47 2Q'21 2Q'22 FRE Margin

17 Key Takeaways See notes and definitions at end of document 76 % FRE as % DE 2Q ’ 22YTD We operate a highly predictable business model with recurring revenues coming primarily from management fees 1 We see a relevant upside coming from potential future realization of performance fees R$146.1 m illion in accrued performance fees in Private Markets’ funds 2 Current macroeconomic scenario presents attractive opportunities to grow AUM through M&A 5 3 We believe Vinci is one of the best positioned AAM’s in Brazil to capture the shift in asset allocation, due to its highly diversified and robust platform 10 business strategies 5 distribution channels 4 We are committed to generating strong growth combined with capital distributions to our shareholders 6.5% LTM dividend yield¹ ~50% AUM +5 years lockup Complementary and/or Synergistic business lines

Appendix – I Business Overview

19 2 6 11 15 17 18 20 19 21 24 35 47 54 56 50 58 60 39 61 76 88 76 95 142 121 145 137 196 221 221 238 - 50 100 150 200 250 0 10 20 30 40 50 60 70 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2Q22 AUM (R$bn) AUM DC¹ (R$bn) Brazil Interest Rates AUM/FTE We have scaled our platform significantly since our inception in 2009… See notes and definitions at end of document 2010 Association with “Gas” (Equities) 2012 Company becomes a signatory to PRI. 2012 - 2013 Real Estate, Credit, and Receivables strategy 2011 Inception of Vinci Infrastructure & International strategy PE: Fundraising VCP II (R$2.2bn) 2018 - 2019 Real Estate: IPO VILG and VINO. Follow ons VISC & VILG Public Equities: Acquisition of Mosaico Capital Credit: FIDC Energia Sustentavel funded by BNDES Fundraising of VCI II Infra: IPO VIGT 2009 Establishment of Vinci Partners 2014 - 2016 Vinci begins heavily investing in governance to set a growth platform for the exit of the recessionary market Credit: Fundraising of Vinci Credito Imobiliario I (VCI I) 2017 Launch of VIR strategy Public Equities: Acquisition of Mosaico Capital Real Estate: IPO VISC PE: Fundraising VCP III Infra: Fundraising Vinci Infra II 2021 Vinci ´ s IPO at Nasdaq Private Equity: Final Closing of VIR IV Real Estate and Infra: Fundraising of VFDL and VIAS Follow Ons for VILG, VIGT and VISC IPO of VIUR 2020 Private Equity: First closing of VIR IV Real Estate: IPO of VIFI Follow Ons realized for VILG, VISC and VINO Public Equities: Dissociation with “Gas Investimentos” 2.0% 4.5% 6.5% 7.0% 13.8% 14.3% 11.8% 10.0% 7.3% 11.0% 10.8% 8.8% 2022 Launch of VRS Acquisition of SPS Capital Private Equity: Start of fundraising for VCP IV Real Estate: Follow on for VINO IP&S: First Closing of VSP Credit: Launch of Vinci Credit Infra with an anchor institutional investment 9.3% See notes and definitions at end of document 13.3% Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial market

We are pioneers among Brazilian firms in our commitment to ESG

Our ESG approach is a fundamental value that permeates throughout our investment strategies

Impact monitoring KPIs

- Growth of Average Salary and Number of Employees
- Gender Equality
- Employees Covered by Healthcare Benefits
- Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities
- Implementation of Governance Practices
- Taxes Paid per Investment
- Revenue Growth

Innovative ESG related products

VIR IV - launched with dual mandate of targeting measurable ESG impact and achieving market returns

Vinci Energia Sustentavel (VES) - Credit Fund focused on private debt related to green energy funded by BNDES

Timeline

2003
NE Empreendedor
Raised and invested by Vinci's team (at Banco Pactual)

2004
Fund I US$608 million of invested capital by Vinci's team (at Banco Pactual)

2009
Vinci foundation: We believe in ethics as the best value in a relationship

2011
VCP II
US$1.4 billion fund closed

2012
Vinci as a PRI signatory

2014
ESG Policy for Private Equity

2017
New ESG Model and new Governance and Compliance models

2017
Vinci assumes NE II and NE III[1] management

NE II 4 investments valued at zero

NE III R$240mm Dry Powder

2018
NE III
(GIIN metrics)

VES
Win public auction from BNDES

2019
Vinci PE granted PRI A Score

ESG Policy for Public Equity and Credit

Development of the Impact Framework (VIR IV)

2019
VCP III
US$1.0bn fund closed[2]

VIR IV BNDES approved anchor commitment

2020
Vinci engaged with the IDB to apply the WEPs tool

First ESG Annual Report for VCP III

2020
VIR IV in the process of becoming a OPIM signatory

2021
VIR IV (largest impact fund in Brazil) final closing of R$ 1 billion

VES was the first Brazilian fund to receive the "European Standard" label

2021
VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance

Vinci received the WOB – Women on Board seal

See notes and definitions at end of document

20

VINCI partners

21 Risk management committee composed and supervised by senior executives including the addition of Julya Wellish as a partner and head of Legal & Compliance (Previously Chief Prosecutor at CVM 1 ) We place a strong emphasis on risk management, taking the utmost care of our clients ’ capital ▪ Mandatory annual compliance training programs to all of Vinci Partners’ employees ▪ Mandatory annual information security policy awareness training to all employees ▪ Vinci Partners practices top - notch risk management strategies, including but not limited to restriction list systems, Chinese Wall, anti - bribery and corruption practices and restriction on securities trading ▪ Risk & compliance committee composed by CCO, CRO, CFO and CHRO ▪ Biannual and ad - hoc meetings ensuring proactive supervision ▪ Anti - money laundering & countering financing of terrorism committee composed by the CCO, CRO, CFO, CHRO and CEO ▪ Annual and ad - hoc meetings ensuring proactive supervision ▪ Cyber security systems and procedures to prevent, monitor and combat cyber threats and risks ▪ Contingency response plans that allow continuity of business in case of incidents Compliance Training Programs Risk & Compliance Committee AML & CFT Committee Cyber Security Program Risk Management Best Practices See notes and definitions at end of document

We are a leader in Brazilian alternative asset management with strong competitive advantages

Vinci Partners differentiators

VINCI partners

- ~50% of AUM committed for over 5 years
- Partnership model: 38 partners
- Diversified business model 10 business units
- AUM CAGR 2018 – 2Q22 ~30%
- 46% of Net Revenues come from Private Market Strategies[6]

Vinci Partners Competitive Advantage

Legend: Well developed · Developed · In development

Independent asset manager[1]

Company	PE	RE	Infra	Credit	Vinci SPS	Liquid Strategies	Investment Products & Solutions	Retirement Services	Distribution	Platform Integration
	Product offering: Private markets								Capabilities	
VINCI partners	Well developed	Well developed	Developed	Well developed	Developed	Well developed	Well developed	In development	Well developed	Well developed
Other Alternative Local Asset Managers[2]	Well developed	Well developed	Developed	Well developed		Well developed			Developed	Developed
Other Independent Asset Managers[3]	Developed				Developed	Well developed			Developed	In development
Hedge funds[4]						Well developed			Developed	
Incumbent banks[5]				Well developed		Developed	Developed	Developed	Well developed	Well developed

See notes and definitions at end of document

22

VINCI partners

Appendix – II Segment summaries

24 53% 21% 22% 4% Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$93.8 million over the 2Q’22 YTD, with 53% of FRE coming from Private Markets, followed by IP&S accounting for 22%, Liquid Strategies for 21% and Financial Advisory for 4%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$104.9 million over the 2Q’22 YTD, with 55 % coming from Private Markets’ strategies, followed by Liquid Strategies accounting for 21%, IP&S accounting for 20% and Financial Advisory for 4%. Segment Distributable Earnings 2Q’22 YTD by Segment Fee Related Earnings (FRE) 2Q’22 YTD by Segment R$94 mm R$105 mm 55% 21% 20% 4% Private Markets Liquid Strategies IP&S Financial Advisory

25 We offer a complete and diversified platform for alternative investments The private equity strategy invests through two sub - strategies : Vinci Capital Partners : VCP focuses on control and co - control investments, executing across growth equity transactions, greenfield investments, buyouts and turnarounds . The VCP strategy is currently within investment period for its third vintage, Vinci Capital Partners III . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America . Private Equity – R$13.0bn AUM (54%) Real Estate – R$5.2bn AUM (22%) PRIVATE MARKETS R$24 BILLION AUM The real estate strategy invests through two subs - strategies : Public listed REITs : The real estate strategy currently manages five public REITs, listed on the Brazilian stock exchange, with more than 350 , 000 retail investors . The REIT strategy consists of perpetual capital funds, focused on the acquisition of core, income generating real estate assets, and invests through five sub - strategies : shopping malls, industrial assets, offices, financial instruments and urban commercial properties . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . The Infrastructure strategy invests across two core sub - strategies : Sector - focused funds: The Infrastructure team manages closed - end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state - owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets. The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield - generating power transmission assets. Structured Credit : The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors . Infrastructure – R$1.5bn AUM (6%) Credit – R$4.3bn AUM (18%) The credit strategy invests across three core sub - strategies : Infrastructure Debt : The team manages a credit fund, Vinci Energia Sustentável, or VES, dedicated to investments in debentures to finance greenfield and brownfield projects with a focus on renewable energy following ESG guidelines . Real Estate Debt : Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables . Structured Credit : Comprises a group funds, including open - ended funds and managed accounts, investing in senior secured loans and short - term receivables .

Private Markets

- Fee related earnings (FRE) of R$24.3 million in the quarter, down 16% year-over-year, driven by a combination of FIP Energia PCH's capital return in the first quarter of 2022 and a one-off advisory fee contribution in Real Estate during the 2Q'21. FRE was R$49.2 million over the 2Q'22 YTD, a decrease of 7% when compared to the 2Q'21 YTD.
- Segment Distributable Earnings of R$30.4 million in the quarter, up 1% year-over-year. Segment DE was R$57.3 million over the 2Q'22 YTD, an increase of 6% when compared to the 2Q'21 YTD boosted by a higher contribution from GP investment income due to listed REITs dividends payout.
- Total AUM of R$24.0 billion at the end of the quarter, an increase of 16% year-over-year, driven by strong fundraising across Private Equity and Credit strategies. These fundraisings occurred in the latter part of the quarter and will start to impact management fee revenues from the third quarter onwards.

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	Δ YoY (%)	2Q'21 YTD	2Q'22 YTD	Δ YTD (%)
Net revenue from management fees	49,407	46,759	47,654	-4%	95,988	94,413	-2%
Net revenue from advisory fees	2,641	467	275	-90%	3,146	741	-76%
Total Fee Related Revenues	**52,048**	**47,226**	**47,929**	**-8%**	**99,134**	**95,154**	**-4%**
Segment personnel expenses	(2,722)	(2,736)	(2,923)	7%	(5,160)	(5,659)	10%
Other G&A expenses	(2,907)	(2,755)	(2,411)	-17%	(5,232)	(5,166)	-1%
Corporate center expenses	(9,792)	(9,554)	(10,827)	11%	(20,376)	(20,381)	0%
Bonus compensation related to management and advisory	(7,568)	(7,307)	(7,426)	-2%	(15,299)	(14,733)	-4%
Total Fee Related Expenses	**(22,989)**	**(22,352)**	**(23,587)**	**3%**	**(46,067)**	**(45,939)**	**0%**
FEE RELATED EARNINGS (FRE)	**29,059**	**24,874**	**24,342**	**-16%**	**53,067**	**49,215**	**-7%**
FRE Margin (%)	*55.8%*	*52.7%*	*50.8%*		*53.5%*	*51.7%*	
Net revenue from performance fees	1,792	640	1,719	-4%	2,254	2,359	5%
Realized performance fees	715	4	1,719	140%	755	1,723	128%
Unrealized performance fees	1,077	636	–	N/A	1,499	636	-58%
Performance based compensation	(570)	(226)	(609)	7%	(731)	(835)	14%
PERFORMANCE RELATED EARNINGS (PRE)	**1,222**	**414**	**1,110**	**-9%**	**1,523**	**1,524**	**0%**
PRE Margin (%)	*68.2%*	*64.7%*	*64.6%*		*67.6%*	*64.6%*	
(-) Unrealized performance fees	(1,077)	(636)	–	N/A	(1,499)	(636)	-58%
(+) Unrealized performance compensation	382	225	–	N/A	532	225	-58%
(+) Realized GP investment income	345	2,045	4,926	1328%	457	6,971	1425%
SEGMENT DISTRIBUTABLE EARNINGS	**29,931**	**26,922**	**30,377**	**1%**	**54,079**	**57,299**	**6%**
Segment DE Margin (%)	*56.4%*	*54.6%*	*55.7%*		*53.9%*	*55.2%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**20,762**	**21,041**	**23,998**	**16%**	**20,762**	**23,998**	**16%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**18,873**	**19,192**	**20,722**	**10%**	**18,873**	**20,722**	**10%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.99%**	**0.92%**	**0.90%**		**0.98%**	**0.91%**	
FULL TIME EMPLOYEES	**50**	**50**	**46**	**-8%**	**50**	**46**	**-8%**



Private Markets' AUM
R$24 bn AUM
Infrastructure 6%
Credit 18%
Real Estate 22%
Private Equity 54%

26

27 We have an established and widely recognized liquid strategies platform LIQUID STRATEGIES R$10 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil . We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls . Our public equities strategy invests according to two key sub - strategies : All Caps : The all - caps sub - strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our all caps flagship strategy is Vinci Mosaico , that seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the all caps strategy . Dividends : The dividends sub - strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos , that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . Public Equities – R$7.1bn AUM (72%) Our hedge funds team operates under a multi - manager strategy with several portfolio managers each pursuing independent strategies . The portfolio managers have access to both our macro and equities research dedicated teams . It helps creating a very robust analysis of the markets and developed markets currencies, government bonds and derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors . Our hedge funds strategy invests through two key sub - strategies : Vinci Atlas : Our hedge funds flagship strategy invests across five principal sub - strategies : nominal interest, inflation, commodities, currencies and equities . Total Return : The total return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . Hedge Funds – R$2.8bn AUM (28%)

Liquid Strategies

- Fee related earnings (FRE) of R$9.5 million in the quarter, down 26% year-over-year. FRE was R$19.9 million over the 2Q'22 YTD, a decrease of 14% compared to the 2Q'21 YTD, driven by the mark-to-market effect in liquid strategies' AUM during the second quarter, impacting management fee revenues.
- Performance related earnings (PRE) of R$0.8 million in the quarter, down 65% year-over-year. PRE was R$2.4 million over the 2Q'22 YTD, a decrease of 35% when compared to the 2Q'21 YTD. Liquid strategies' funds haven't been able to charge performance fees, mostly due to their high-watermark clause and the strong correction in local markets during the period.
- Segment Distributable Earnings of R$10.4 million in the quarter, down 32% year-over-year. Segment Distributable Earnings was R$22.3 million over the 2Q'22 YTD, a decrease of 17% when compared to 2Q'21.
- AUM was R$9.8 billion at the end of the 2Q22. Liquid strategies' AUM has not suffered from significant outflows in the quarter when compared to the outflows seen in the Brazilian asset manager industry during the quarter. Most of the decrease seen in liquid funds' AUM year-over-year comes from the mark-to-market effect following the depreciation in local markets.

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	Δ YoY (%)	2Q'21 YTD	2Q'22 YTD	Δ YTD (%)
Net revenue from management fees	23,020	20,573	20,210	-12%	43,003	40,783	-5%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**23,020**	**20,573**	**20,210**	**-12%**	**43,003**	**40,783**	**-5%**
Segment personnel expenses	(1,387)	(1,384)	(1,394)	1%	(2,680)	(2,778)	4%
Other G&A expenses	(681)	(676)	(780)	15%	(1,305)	(1,456)	12%
Corporate center expenses	(4,196)	(4,203)	(4,592)	9%	(8,689)	(8,795)	1%
Bonus compensation related to management and advisory	(3,893)	(3,948)	(3,922)	1%	(7,312)	(7,871)	8%
Total Fee Related Expenses	**(10,157)**	**(10,212)**	**(10,688)**	**5%**	**(19,986)**	**(20,900)**	**5%**
FEE RELATED EARNINGS (FRE)	**12,863**	**10,361**	**9,522**	**-26%**	**23,017**	**19,883**	**-14%**
FRE Margin (%)	*55.9%*	*50.4%*	*47.1%*		*53.5%*	*48.8%*	
Net revenue from performance fees	6,451	2,325	1,300	-80%	8,460	3,625	-57%
Realized performance fees	6,451	2,325	1,300	-80%	8,460	3,625	-57%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(4,015)	(722)	(459)	-89%	(4,718)	(1,181)	-75%
PERFORMANCE RELATED EARNINGS (PRE)	**2,436**	**1,603**	**841**	**-65%**	**3,742**	**2,444**	**-35%**
PRE Margin (%)	*37.8%*	*68.9%*	*64.7%*		*44.2%*	*67.4%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**15,299**	**11,963**	**10,363**	**-32%**	**26,759**	**22,327**	**-17%**
Segment DE Margin (%)	*51.9%*	*52.2%*	*48.2%*		*52.0%*	*50.3%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**14,124**	**12,243**	**9,845**	**-30%**	**14,124**	**9,845**	**-30%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**13,965**	**12,104**	**9,708**	**-30%**	**13,965**	**9,708**	**-30%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.73%**	**0.74%**	**0.78%**		**0.70%**	**0.76%**	
FULL TIME EMPLOYEES	**24**	**21**	**22**	**-8%**	**24**	**22**	**-8%**



Liquid Strategies' AUM
Hedge Funds
28%
R$10 bn
AUM
Public Equities
72%

28

VINCI partners

29 We are market leaders in providing investment solutions to our clients In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations, pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . Separate Exclusive Mandates – R$15.2bn AUM (59%) International – R$2.8bn AUM (11%) INVESTMENT PRODUCTS & SOLUTIONS R$26 BILLION AUM Commingled Funds – R$2.7bn AUM (11%) Pension Plans – R$4.9bn AUM (19%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office . We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil . Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits . Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds.

Investment Products & Solutions

- Fee related earnings (FRE) of R$11.5 million in the quarter, down 10% year-over-year due to a retroactive revenue recognition in the 2Q'21. FRE was up 24% on a quarter over quarter basis. FRE was R$20.7 million over the 2Q'22 YTD, an increase of 6% when compared to the 2Q'21 YTD, driven by the growth in management fees following notable fundraising over the last six months.
- Performance related earnings (PRE) of R$460 thousand, down 94% year-over-year. In the 2Q'21 the platform was positively impacted by an extraordinary performance coming from international exclusive mandates in IP&S, that although unrealized, impacted PRE results. PRE over the 2Q'22 YTD was R$584 thousand, a decrease of 95% when compared to the 2Q'21 YTD.
- Segment Distributable Earnings of R$11.9 million in the quarter, down 18% year-over-year, mainly due to a higher contribution from PRE in the 2Q'21. Segment DE was R$21.3 million over the 2Q'22 YTD, a decrease of 19% when compared to the 2Q'21 YTD.
- Total AUM of R$25.7 billion, up 17% year-over-year, following the strong fundraising from our pension plan products in the second quarter.

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	Δ YoY (%)	2Q'21 YTD	2Q'22 YTD	Δ YTD (%)
Net revenue from management fees	22,349	19,897	21,407	-4%	37,629	41,304	10%
Net revenue from advisory fees	20	7	7	-65%	39	14	-65%
Total Fee Related Revenues	**22,369**	**19,904**	**21,414**	**-4%**	**37,668**	**41,317**	**10%**
Segment personnel expenses	(1,008)	(1,827)	(1,078)	7%	(1,979)	(2,905)	47%
Other G&A expenses	(344)	(600)	(450)	31%	(809)	(1,050)	30%
Corporate center expenses	(4,343)	(4,065)	(4,864)	12%	(7,782)	(8,929)	15%
Bonus compensation related to management and advisory	(3,927)	(4,156)	(3,557)	-9%	(7,595)	(7,712)	2%
Total Fee Related Expenses	**(9,622)**	**(10,648)**	**(9,948)**	**3%**	**(18,166)**	**(20,596)**	**13%**
FEE RELATED EARNINGS (FRE)	**12,747**	**9,255**	**11,466**	**-10%**	**19,502**	**20,721**	**6%**
FRE Margin (%)	*57.0%*	*46.5%*	*53.5%*		*51.8%*	*50.2%*	
Net revenue from performance fees	10,382	208	820	-92%	17,863	1,028	-94%
Realized performance fees	2,394	208	820	-66%	9,875	1,028	-90%
Unrealized performance fees	7,988	–	–	N/A	7,988	–	N/A
Performance based compensation	(3,233)	(84)	(360)	-89%	(5,660)	(444)	-92%
PERFORMANCE RELATED EARNINGS (PRE)	**7,149**	**124**	**460**	**-94%**	**12,203**	**584**	**-95%**
PRE Margin (%)	*68.9%*	*59.5%*	*56.1%*		*68.3%*	*56.8%*	
(-) Unrealized performance fees	(7,988)	–	–	N/A	(7,988)	–	N/A
(+) Unrealized performance compensation	2,599	–	–	N/A	2,599	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**14,507**	**9,379**	**11,926**	**-18%**	**26,316**	**21,305**	**-19%**
Segment DE Margin (%)	*58.6%*	*46.6%*	*53.6%*		*55.4%*	*50.3%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**21,966**	**23,394**	**25,659**	**17%**	**21,966**	**25,659**	**17%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**21,812**	**23,258**	**25,545**	**17%**	**21,812**	**25,545**	**17%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.45%**	**0.37%**	**0.38%**		**0.40%**	**0.38%**	
FULL TIME EMPLOYEES	**14**	**14**	**16**	**14%**	**14**	**16**	**14%**



IP&S' AUM
Commingled Funds
11%
International
11%
Pension Plans
19%
Separate
Mandates
59%
R$26 bn
AUM

30

We have a leading financial advisory business

FINANCIAL ADVISORY

About our Financial Advisory team

Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies.

We believe our financial advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace.

As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients.

About the Services provided

The Financial Advisory platform provides conflict-free advice with senior focus for value creation and long-term support. The platform focuses on two main sub-strategies:

Merges and Acquisitions (M&A): advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports.

Capital Markets: conflict-free advisory for IPO and pre-IPO, block trades, debt restructuring and market/investor communication.

Outstanding position in the Brazilian market

Vinci Financial Advisory is consolidated as the most relevant independent financial advisor in Brazil, having being recognized in several awards for M&A transactions, such as:

The M&A Atlas Awards:
- *Best Independent Advisors for M&A - 2022*
- *Best Investment Bank (Brazil, "Middle Market") – 2020 & 2019*
- *Transaction of the Year (Brazil) – 2020 & 2019*

#1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg (2017-2019 / 2020 / 2021)

Rede D'Or São Luiz / SulAmérica
Elaboration of fairness opinion on the merger of Rede Dor and Sulamerica
2022

QI Tech
Financial Advisor to QI Tech's partners in the capitalization by GIC.
2021

BPP
Exclusive Financial Advisor of BPP in its sale to Dock
2021

BEMOBI
Exclusive Financial Advisor for Bemobi in two acquisitions.
2021

BRL TRUST
Sale to Apex Group
June - 2021
Financial Services

espaçolaser
IPO Jan - 2021
Capitalization of Espaçolaser by L Catterton
Dec - 2016
Beauty & Aesthetic

31

VINCI partners

Financial Advisory

- Fee related earnings (FRE) of R$3.3 million in the quarter, up 525% year-over-year.
- FRE was R$4.0 million over the 2Q'22 YTD, a decrease of 60% when compared to the 2Q'21 YTD, due to a greater contribution from advisory fees in the 1Q'21, when the Advisory team closed the pre-IPO advisory for B3 listed company Espaço Laser.
- Segment Distributable Earnings over the 2Q'22 YTD were R$4.0 million, a decrease of 60% year-over-year when compared to the 2Q'21 YTD.

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	Δ YoY (%)	2Q'21 YTD	2Q'22 YTD	Δ YTD (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	3,718	3,201	6,378	72%	18,259	9,578	-48%
Total Fee Related Revenues	**3,718**	**3,201**	**6,378**	**72%**	**18,259**	**9,578**	**-48%**
Segment personnel expenses	(411)	(505)	(530)	29%	(806)	(1,035)	28%
Other G&A expenses	(126)	(209)	(165)	31%	(307)	(374)	22%
Corporate center expenses	(965)	(938)	(1,067)	11%	(1,939)	(2,006)	3%
Bonus compensation related to management and advisory	(1,694)	(908)	(1,350)	-20%	(5,401)	(2,208)	-59%
Total Fee Related Expenses	**(3,196)**	**(2,560)**	**(3,112)**	**-3%**	**(8,454)**	**(5,623)**	**-33%**
FEE RELATED EARNINGS (FRE)	522	640	3,265	525%	9,805	3,956	-60%
FRE Margin (%)	14.1%	2-%	51.2%		53.7%	41.3%	
SEGMENT DISTRIBUTABLE EARNINGS	522	640	3,265	525%	9,805	3,956	-60%
Segment DE Margin (%)	14.1%	2-%	51.2%		53.7%	41.3%	
FULL TIME EMPLOYEES	**8**	**11**	**10**	**25%**	**8**	**10**	**25%**

32

Retirement Services

- Fee Related Earnings (FRE) of negative R$1.7 million in the quarter. FRE was negative R$3.1 million in the 2Q'22 YTD.
- VRS is within investment period and products are expected to be launched in 2023. We are separating this segment from others because we believe it could be a relevant tech enabled vertical in the future.

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	Δ YoY (%)	2Q'21 YTD	2Q'22 YTD	Δ YTD (%)
Net revenue from management fees	–	–	–	–	–	–	–
Net revenue from advisory fees	–	–	–	–	–	–	–
Total Fee Related Revenues	–	–	–	–	–	–	–
Segment personnel expenses	–	(97)	(308)	N/A	–	(405)	–
Other G&A expenses	–	(263)	(372)	N/A	–	(635)	–
Corporate center expenses	–	–	–	N/A	–	–	–
Bonus compensation related to management and advisory	–	(1,002)	(1,012)	N/A	–	(2,014)	–
Total Fee Related Expenses	–	(1,362)	(1,692)	N/A	–	(3,054)	–
FEE RELATED EARNINGS (FRE)	–	(1,362)	(1,692)	N/A	–	(3,054)	–
FRE Margin (%)	–	–	–	–	–	–	–
Net revenue from performance fees	–	–	–	–	–	–	–
Realized performance fees	–	–	–	–	–	–	–
Unrealized performance fees	–	–	–	–	–	–	–
Performance based compensation	–	–	–	–	–	–	–
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	–	–	–	–
PRE Margin (%)	–	–	–	–	–	–	–
(-) Unrealized performance fees	–	–	–	–	–	–	–
(+) Unrealized performance compensation	–	–	–	–	–	–	–
SEGMENT DISTRIBUTABLE EARNINGS	–	(1,362)	(1,692)	N/A	–	(3,054)	–
Segment DE Margin (%)	–	–	–	–	–	–	–
				–			–
ASSETS UNDER MANAGEMENT (AUM R$millions)	–	–	–	–	–	–	–
FULL TIME EMPLOYEES	–	3	5	–	–	5	–

33

Appendix – III Financial statements

35 How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our financial advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our LS and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees Distributable Earnings (DE) (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues

Second Quarter 2022 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	Δ YoY(%)	2Q'21 YTD	2Q'22 YTD	Δ YoY(%)
Net revenue from management fees	94,778	87,229	89,271	-6%	176,621	176,500	0%
Net revenue from advisory fees	6,378	3,674	6,659	4%	21,444	10,333	-52%
Total Fee Related Revenues	**101,156**	**90,903**	**95,930**	**-5%**	**198,065**	**186,833**	**-6%**
Segment personnel expenses	(5,528)	(6,549)	(6,233)	13%	(10,625)	(12,782)	20%
Other G&A expenses	(4,058)	(4,503)	(4,178)	3%	(7,632)	(8,681)	14%
Corporate center expenses	(19,296)	(18,761)	(21,350)	11%	(38,808)	(40,111)	3%
Bonus compensation related to management and advisory[1]	(17,082)	(17,272)	(17,267)	1%	(35,608)	(34,539)	-3%
Total Fee Related Expenses	**(45,964)**	**(47,085)**	**(49,028)**	**7%**	**(92,674)**	**(96,113)**	**4%**
FEE RELATED EARNINGS (FRE)	55,192	43,818	46,902	-15%	105,391	90,720	-14%
FRE Margin (%)	*54.6%*	*48.2%*	*48.9%*		*53.2%*	*48.6%*	
FRE per share[2] (R$/share)	*0.97*	*0.78*	*0.84*		*1.85*	*1.63*	
Net revenue from performance fees	18,624	3,172	3,839	-79%	28,575	7,011	-75%
Performance based compensation[3]	(7,817)	(1,032)	(1,427)	-82%	(11,109)	(2,459)	-78%
PERFORMANCE RELATED EARNINGS (PRE)	10,807	2,140	2,412	-78%	17,466	4,552	-74%
PRE Margin (%)	*58.0%*	*67.5%*	*62.8%*		*61.1%*	*64.9%*	
(-) Unrealized performance fees	(9,065)	(636)	–	N/A	(9,487)	(636)	-93%
(+) Unrealized performance compensation	2,980	225	–	N/A	3,130	225	-93%
(+) Realized GP investment income	345	2,045	4,926	1,328%	457	6,971	1,425%
SEGMENT DISTRIBUTABLE EARNINGS	60,259	47,593	54,240	-10%	116,958	101,833	-13%
Segment DE Margin (%)	*54.3%*	*49.8%*	*51.8%*		*53.7%*	*50.9%*	
(+) Depreciation and amortization	926	984	976	5%	1,865	1,960	5%
(+) Realized financial income	14,239	24,996	20,001	40%	18,883	44,997	138%
(-) Leasing expenses	(3,106)	(2,472)	(2,400)	-23%	(6,263)	(4,872)	-22%
(-) Other items	(2,120)	(1,136)	644	N/A	(1,234)	(492)	-60%
(-) Extraordinary expenses	–	(5,109)	(962)		–	(6,071)	
(-) Income taxes (excluding related to unrealized fees and income)	(15,417)	(11,601)	(12,064)	-22%	(28,232)	(23,665)	-16%
DISTRIBUTABLE EARNINGS (DE)	54,781	53,255	60,435	10%	101,976	113,690	11%
DE Margin (%)	*43.7%*	*44.2%*	*48.5%*		*43.1%*	*46.4%*	
DE per share (R$/share)[4]	*0.97*	*0.95*	*1.09*		*1.79*	*2.04*	
(+) Nonrecurring expenses (including Income Tax effect) [5]	–	4,437	635	N/A	–	5,072	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	54,781	57,692	61,070	11%	101,976	118,762	16%
Adjusted DE Margin (%)	*43.7%*	*47.9%*	*49.0%*		*43.1%*	*48.4%*	
Adjusted DE per share (R$/share)	*0.97*	*1.03*	*1.10*		*1.79*	*2.13*	

See notes and definitions at end of document

36

VINCI partners

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	Δ YoY(%)	2Q'21 YTD	2Q'22 YTD	Δ YTD (%)
REVENUES							
Net revenue from management fees	94,778	87,229	89,271	-6%	176,621	176,500	0%
Net revenue from performance fees	18,624	3,172	3,839	-79%	28,575	7,011	-75%
Realized performance fees	*9,559*	*2,536*	*3,839*	*-60%*	*19,088*	*6,375*	*-67%*
Unrealized performance fees	*9,065*	*636*	*-*	*N/A*	*9,487*	*636*	*-93%*
Net revenue from advisory	6,378	3,674	6,659	4%	21,444	10,333	-52%
Total net revenues from services rendered	**119,780**	**94,075**	**99,769**	**-17%**	**226,640**	**193,844**	**-14%**
EXPENSES							
Bonus related to management and advisory[1]	(17,082)	(17,272)	(17,267)	1%	(35,608)	(34,539)	-3%
Performance based compensation[2]	(7,817)	(1,032)	(1,427)	-82%	(11,109)	(2,459)	-78%
Realized	*(4,837)*	*(807)*	*(1,427)*	*-71%*	*(7,979)*	*(2,234)*	*-72%*
Unrealized	*(2,980)*	*(225)*	*-*	*N/A*	*(3,130)*	*(225)*	*-93%*
Total compensation and benefits	**(24,899)**	**(18,303)**	**(18,694)**	**-25%**	**(46,717)**	**(36,998)**	**-21%**
Segment personnel expenses	(5,528)	(6,549)	(6,233)	13%	(10,625)	(12,782)	20%
Other general and administrative expenses	(4,058)	(4,503)	(4,178)	3%	(7,632)	(8,681)	14%
Corporate center expenses	(19,296)	(18,761)	(21,350)	11%	(38,808)	(40,111)	3%
Total expenses	**(53,781)**	**(48,116)**	**(50,455)**	**-6%**	**(103,783)**	**(98,571)**	**-5%**
Operating profit	**65,999**	**45,959**	**49,314**	**-25%**	**122,857**	**95,273**	**-22%**
OTHER ITEMS							
GP Investment income	(5,206)	(4,169)	(7,211)	39%	(4,045)	(11,380)	181%
Realized gain from GP investment income	*345*	*2,045*	*4,926*	*1,328%*	*457*	*6,971*	*1,425%*
Unrealized gain from GP investment income	*(5,551)*	*(6,214)*	*(12,137)*	*119%*	*(4,502)*	*(18,351)*	*308%*
Financial income	14,152	24,708	21,193	50%	18,649	45,901	146%
Realized gain from financial income	*14,239*	*24,996*	*20,001*	*40%*	*18,883*	*44,997*	*138%*
Unrealized gain from financial income	*(87)*	*(288)*	*1,192*	*N/A*	*(234)*	*904*	*N/A*
Leasing expenses	(3,106)	(2,472)	(2,400)	-23%	(6,263)	(4,872)	-22%
Other items	(2,120)	(1,136)	644	N/A	(1,234)	(492)	-60%
Share Based Plan	(1,642)	(736)	(2,468)	50%	(1,642)	(3,204)	95%
Non-recurring expenses[3]	–	(5,109)	(962)	N/A	-	(6,071)	N/A
Total Other Items	**2,078**	**11,086**	**8,796**	**323%**	**5,465**	**19,882**	**264%**
Profit before income taxes[4]	**68,077**	**57,045**	**58,109**	**-15%**	**128,322**	**115,154**	**-10%**
(-) Income taxes[5]	(14,671)	(11,739)	(11,711)	-20%	(27,903)	(23,450)	-16%
NET INCOME	53,406	45,306	46,398	-13%	100,419	91,704	-9%
(+) Non-recurring expenses including income tax related to realized expense	-	4,437	635	N/A	-	5,072	N/A
ADJUSTED NET INCOME	53,406	49,742	47,033	-12%	100,419	96,776	-4%

See notes and definitions at end of document

37

VINCI partners

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	2Q'21 YTD	2Q'22 YTD
OPERATING PROFIT	65,999	45,959	49,314	122,857	95,273
(-) Net revenue from realized performance fees	(9,559)	(2,536)	(3,839)	(19,088)	(6,375)
(-) Net revenue from unrealized performance fees	(9,065)	(636)	–	(9,487)	(636)
(+) Compensation allocated in relation to performance fees[1]	7,817	1,032	1,427	11,109	2,459
FEE RELATED EARNINGS (FRE)	55,192	43,818	46,902	105,391	90,720
OPERATING PROFIT	65,999	45,959	49,314	122,857	95,273
(-) Net revenue from management fees	(94,778)	(87,229)	(89,271)	(176,621)	(176,500)
(-) Net revenue from advisory	(6,378)	(3,674)	(6,659)	(21,444)	(10,333)
(+) Bonus related to management and advisory[2]	17,082	17,272	17,267	35,608	34,539
(+) Personnel expenses	5,528	6,549	6,233	10,625	12,782
(+) Other general and administrative expenses	4,058	4,503	4,178	7,632	8,681
(+) Corporate center expenses	19,296	18,761	21,350	38,808	40,111
PERFORMANCE RELATED EARNINGS (PRE)	10,807	2,140	2,412	17,466	4,552
OPERATING PROFIT	65,999	45,959	49,314	122,857	95,273
(-) Net revenue from unrealized performance fees	(9,065)	(636)	–	(9,487)	(636)
(+) Compensation allocated in relation to unrealized performance fees	2,980	225	–	3,130	225
(+) Realized gain from GP investment income	345	2,045	4,926	457	6,971
SEGMENT DISTRIBUTABLE EARNINGS	60,259	47,593	54,240	116,958	101,833
NET INCOME	53,406	45,306	46,398	100,419	91,704
(-) Net revenue from unrealized performance fees	(9,065)	(636)	–	(9,487)	(636)
(+) Income tax from unrealized performance fees	124	73	–	173	73
(+) Compensation allocated in relation to unrealized performance fees	2,980	225	–	3,130	225
(-) Unrealized gain from GP investment income	5,551	6,214	12,137	4,502	18,351
(+) Income tax on unrealized gain from GP investment income	(838)	–	(55)	(422)	(55)
(-) Unrealized gain from financial income	87	288	(1,192)	234	(904)
(+) Income tax on unrealized gain from financial income	(32)	65	(65)	(80)	–
(+) Depreciation and amortization	926	984	976	1,865	1,960
(+) Share Based Plan	1,642	736	2,468	1,642	3,204
(-) Income Taxes on Share Based Plan	–	–	(233)	–	(233)
(+) Non-recurring expenses including income tax related to realized expense	–	4,437	635	–	5,072
ADJUSTED DISTRIBUTABLE EARNINGS	54,781	57,692	61,070	101,976	118,762
TOTAL NET REVENUE FROM SERVICES RENDERED	119,780	94,075	99,769	226,640	193,844
(-) Net revenue from realized performance fees	(9,559)	(2,536)	(3,839)	(19,088)	(6,375)
(-) Net revenue from unrealized performance fees	(9,065)	(636)	–	(9,487)	(636)
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	101,156	90,903	95,930	198,065	186,833

See notes and definitions at end of document

38

39 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 2Q'21 2Q'22 2Q’21 YTD 2Q’22 YTD Profit (loss) before income taxes, not - including Dividends to partners 68,077 58,109 128,322 115,154 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (23,146) (19,757) (43,629) (39,152) Reconciliation adjustments: Expenses not deductible (4) (9) (56) (27) Tax benefits 33 30 47 65 Share based payments (166) (70) (166) (156) Effect of presumed profit of subsidiaries¹ 8,739 7,951 15,831 15,665 Other additions (exclusions), net (127) 144 70 155 Income taxes expenses (14,671) (11,711) (27,903) (23,450) Current (16,704) (12,886) (30,900) (25,557) Deferred 2,033 1,175 2,997 2,107 Effective tax rate 22% 20% 22% 20%

40 13.7 17.1 7.8 8.9 0.9 2.4 3.0 General and Administrative Expenses 2Q 2021 (R$mm) 2Q 2022 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$53.8 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$50.5 mm - 6% 16.0 17.3 1.4 8.9 1.0 2.7 3.1

41 Balance Sheet Assets 3/31/2022 6/30/2022 Current assets Cash and cash equivalents 38,516 57,780 Cash and bank deposits 9,109 10,532 Financial instruments at fair value through profit or loss 29,407 47,248 Financial instruments at fair value through profit or loss 1,324,292 1,290,972 Trade receivables 41,453 45,324 Sub - leases receivable 1,500 1,500 Taxes recoverable 3,214 4,541 Other assets 7,136 10,689 Total current assets 1,416,111 1,410,806 Non - current assets Financial instruments at fair value through profit or loss 9,235 5,701 Trade receivables 20,042 20,042 Sub - leases receivable 2,256 1,960 Taxes recoverable 61 62 Deferred taxes 6,057 6,226 Other receivables 1,851 1,543 39,502 35,534 Property and equipment 13,591 13,087 Right of use - Leases 63,159 60,632 Intangible assets 1,156 1,600 Total non - current assets 117,408 110,853 Total Assets 1,533,519 1,521,659 Liabilities and equity 3/31/2022 6/30/2022 Current liabilities Trade payables 366 313 Deferred Revenue 17,504 – Leases 22,755 23,218 Accounts payable 6,909 6,941 Labor and social security obligations 25,023 44,038 Taxes and contributions payable 14,838 17,990 Total current liabilities 87,395 92,500 Non - current liabilities Accounts payable – – Leases 59,581 55,724 Labor and social security obligations – 274 Deferred taxes 5,209 4,203 64,790 60,201 Total liabilities 152,185 152,701 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,382,038 Treasury shares (73,815) (88,425) Retained Earnings 59,315 58,227 Other reserves 13,747 17,067 1,381,300 1,368,922 Non - controlling interests in the equity of subsidiaries 34 36 Total equity 1,381,334 1,368,958 Total liabilities and equity 1,533,519 1,521,659

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended June 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	11,025	9,333	23,394	1,493	5,317	3,206	2,910	56,677
(+/-) Capital Subscription / (capital return)	1,888	–	–	11	(113)	958	–	2,744
(+) Capital Subscription	*1,898*	–	–	*11*	–	*994*	–	*2,904*
(-) Capital Return	*(11)*	–	–	–	*(113)*	*(36)*	–	*(160)*
(+/-) Net Inflow / (outflow)	–	(646)	2,448	–	16	29	(116)	1,731
(+/-) Appreciation / (depreciation)	100	(1,622)	(182)	(45)	(12)	124	(14)	(1,651)
Ending Balance	13,013	7,064	25,659	1,460	5,208	4,318	2,781	59,502

For the Twelve Months Ended June 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	10,851	10,861	21,966	2,363	5,087	2,461	3,263	56,852
(+/-) Capital Subscription / (capital return)	2,103	–	203	(900)	296	1,053	–	2,755
(+) Capital Subscription	*2,116*	–	*203*	*288*	*619*	*1,160*	–	*4,386*
(-) Capital Return	*(13)*	–	–	*(1,188)*	*(323)*	*(107)*	–	*(1,631)*
(+/-) Net Inflow / (outflow)	–	(1,289)	3,658	–	123	499	(498)	2,492
(+/-) Appreciation / (depreciation)	58	(2,508)	(168)	(3)	(298)	305	16	(2,597)
Ending Balance	13,013	7,064	25,659	1,460	5,208	4,318	2,781	59,502

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended June 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,236	9,267	23,258	1,433	5,317	3,206	2,838	54,553
(+/-) Capital Subscription / (capital return)	593	–	–	11	(113)	958	–	1,449
(+) Capital Subscription	*603*	–	–	*11*	–	*994*	–	*1,609*
(-) Capital Return	*(11)*	–	–	–	*(113)*	*(36)*	–	*(160)*
(+/-) Net Inflow / (outflow)	–	(643)	2,468	–	16	29	(116)	1,755
(+/-) Appreciation / (depreciation)	(31)	(1,622)	(181)	(45)	(12)	124	(16)	(1,783)
Ending Balance	9,797	7,002	25,545	1,399	5,208	4,318	2,706	55,975

For the Twelve Months Ended June 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,066	10,765	21,812	2,259	5,087	2,461	3,200	54,650
(+/-) Capital Subscription / (capital return)	808	–	203	(850)	296	1,053	–	1,510
(+) Capital Subscription	*821*	–	*203*	*288*	*619*	*1,160*	–	*3,091*
(-) Capital Return	*(13)*	–	–	*(1,138)*	*(323)*	*(107)*	–	*(1,581)*
(+/-) Net Inflow / (outflow)	–	(1,285)	3,686	–	123	499	(502)	2,520
(+/-) Appreciation / (depreciation)	(77)	(2,479)	(155)	(10)	(298)	305	8	(2,706)
Ending Balance	9,797	7,002	25,545	1,399	5,208	4,318	2,706	55,975

43

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	2Q22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	490.5	2.2%	5.4%	7.7%	9.2%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	490.2	0.5%	4.8%	0.4%	0.9%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	241.0	-12.5%	-4.5%	-10.5%	33.2%	IPCA[5] + Yield IMA-B[7]	IPCA[5] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	951.1	-18.5%	-8.9%	-24.6%	-3.0%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	469.9	-15.1%	-1.9%	-15.5%	7.5%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	3,066.5	2.9%	7.3%	9.7%	15.4%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	2,070.7	2.7%	7.4%	8.9%	15.9%	IPCA[6]	-
Vinci Selection Equities FIA	IP&S	634.3	-13.7%	-5.6%	-21.6%	0.3%	IBOV[5]	IBOV[5]
Vinci Crédito Imobiliário I	Credit	257.1	3,16%	7,79%	7,79%	16,39%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	636.9	1,55%	4.71%	4,52%	11,52%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	125.0	3,36%	6.16%	11,00%	16,43%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	614.0	2,33%	1.30%	3,58%	13,55%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Credit	308.2	3,35%	6.80%	12,91%	-	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	1,774.9	3.2%	1.8%	1.9%	9.3%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,421.8	-2.1%	-5.7%	-5.3%	-9.4%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	725.4	-9.9%	-18.7%	-17.5%	-8.8%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate (listed REIT)	55.6	-1.9%	-4.6%	-9.3%	-17.1%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	191.3	0.5%	-2.7%	-12.6%	-	IFIX[8]	IPCA[6] + 6%
VIGT11	Infrastructure (listed)	595.5	-4.7%	-6.4%	-4.0%	-22.7%	-	-
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	11.0	2.0%	3.8%	-	-	IFIX[8]	IFIX[8]

Benchmark	2Q22	YTD	12 M	24 M
IBOV[5]	-18.1%	-6.0%	-22.3%	3.7%
CDI[4]	3.0%	5.4%	8.7%	11.1%
IMA-B 5[7]	2.7%	6.6%	10.1%	16.7%
IPCA[6] + Yield IMA-B[7]	4.2%	7.4%	16.0%	28.6%
IPCA[6]	2.3%	5.5%	11.9%	21.2%
IFIX[8]	0.6%	-0.3%	1.5%	-0.4%

See notes and definitions at end of document

44

45 Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds Fund Segment Vintage year Committed Capital Invested Capital Realized or Unrealized Total Value Gross MOIC Gross MOIC Gross IRR Gross IRR Partially Realized (R$mm) (R$mm) (R$mm) (R$mm) (R$mm) (BRL) (USD) (BRL) (USD) Fund 1 Private Equity 2004 1,415 1,206 5,058 229 5,287 4.4x 4.0x 71.5% 77.2% VCP II Private Equity 2011 2,200 1,805 1,844 2,390 4,234 2.3x 1.2x 12.6% 2.8% VCP III Private Equity 2018 4,000 1,825 34 2,910 2,944 1.6x 1.6x 48.6% 42.0% VCP Strategy² Private Equity 7,615 4,835 6,936 5,529 12,465 2.6x 2.3x 64.8% 70.3% NE Empreendedor Private Equity 2003 36 13 26 – 26 2.1x 2.6x 22.0% 30.5% Nordeste III Private Equity 2017 240 134 75 139 214 1.6x 1.4x 20.7% 13.5% VIR IV Private Equity 2020 1,000 189 4 202 205 1.1x 1.2x 14.1% 37.5% VIR Strategy³ Private Equity 1,276 336 105 340 446 1.3x 1.2x 22.1% 27.8% FIP Transmissão 4 Infrastructure 2017 211 104 241 161 401 3.9x 3.0x 69.4% 53.5% VIAS 5 Infrastructure 2021 386 350 – 350 350 1.0x 1.1x NM NM VFDL 6 Real Estate 2021 422 83 – 103 103 1.2x 1.8x 44.5% 46.5% See notes and definitions at end of document

46 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 Record Date September 01,2021 December 01,2021 March 10, 2022 May 24, 2022 August 25, 2022 Payable Date September 16, 2021 December 16,2021 March 24, 2022 June 08, 2022 September 09,2022 ▪ Vinci Partners generated R$1.09 or US$0.21¹ of Distributable Earnings per common share for the second quarter of 2022. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of August 25, 2022; payable on September 09 , 2022. See notes and definitions at end of document

47 Share Summary ▪ Common Shares Outstanding as of quarter end of 55,578,956 shares. x Repurchased 250,306 common shares in the quarter, with an average share price of US$11.7. x Repurchased 1,334,632 common shares since the announcement of the first share repurchase plan, with an average share price of US $12.5. x The first share repurchase plan expired on May 31, 2022 and was replaced by a new share repurchase plan initiated on June 17 th , 2022, limited to R$60 million. x Available authorization remaining was R$56.4 million on June 30, 2022. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float 15,271,488 15,094,833 14,921,318 14,513,477 14,187,216 13,936,856 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956

GP Commitment in Private Market funds

- As of June 30, 2022, the company had R$928.9 million in capital commitments signed to proprietary Private Markets funds.
- During the second quarter of 2022, the company signed R$ 537.4 million in capital commitments to proprietary Private Markets funds.
- Total GP Investments marked at fair value of R$278.9 million as of June 30, 2022.

(R$ millions, unless mentioned)	Segment	2Q'22 Commitments	Total Capital Committed	2Q'22 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (2Q'22)	Accumulated Capital Returned/Dividends Payed	Fair value of investments
Nordeste III	Private Equity	-	5.0	-	3.1	-	1.3	2.8
VCP III	Private Equity	-	3.1	0.4	2.1	-	-	2.9
VIR IV	Private Equity	-	11.1	0.2	3.1	-	0.1	2.8
VCP IV	Private Equity	350.0	350.0	-	-	-	-	-
FIP Infra Transmissão (co- investment)[1]	Infrastructure	-	29.5	-	8.9	-	19.7	12.6
FIP Infra Transmissão[1]	Infrastructure	-	10.5	-	3.4	-	6.2	3.6
VIAS	Infrastructure	-	50.0	-	27.8	-	-	27.0
Vinci Transporte e Logística II	Infrastructure	15.0	15.0	-	-	-	-	-
Vinci Transporte e Logística I	Infrastructure	11.4	11.4	6.3	6.3	-	-	6.3
VFDL	Real Estate	-	70.0	3.5	17.5	-	-	20.3
VIUR	Real Estate	-	67.3	-	67.3	1.5	6.1	48.3
VINO	Real Estate	-	50.0	-	50.0	0.9	1.6	40.0
Vinci FOF Imobiliário	Real Estate	-	10.0	-	10.0	-	-	7.0
VCRI (VCS)	Credit	-	80.0	-	80.0	2.5	2.5	79.1
Vinci Crédito Agro Imobiliário	Credit	16.0	16.0	16.0	16.0	-	-	16.3
Vinci Credit Infra	Credit	100.0	100.0	-	-	-	-	-
VSP FIM	IP&S	45.0	50.0	2.2	2.2	-	-	10.0
Total		**537.4**	**928.9**	**28.6**	**297.6**	**4.9**	**37.5**	**278.9**

See notes and definitions at end of document

48

Significant exposure to performance fee-eligible AUM

- Total Performance fee eligible AUM (PEAUM) of R$33.5 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$9 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.


PEAUM
R$33 bn
30%
25%
16%
9%
10%
8%
2%
Private Equity
IP&S
Public Equities
Real Estate
Credit
Hedge Funds
Infrastructure

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
Offshore Vehicles	3,147	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	2,909	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Nordeste III	233	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Teman Pier	96	Preferred Return w/ Catch- Up[2]	IPCA[5] + 5%	Within investment period
Others	3,708			Not expected to pay performance
Total Private Equity	**10,092**			
Vinci Valorem	2,539	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,711	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,626			Currently generating performance
Commingled Funds	705	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
VSP	205	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
Others	1,427			Currently generating performance
Total IP&S	**8,214**			
SWF	3,674	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	1,001	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	470	Hurdle[3]	IBOV[7]	Currently generating performance
Others	307			Currently generating performance
Total Public Equities	**5,452**			
Listed REITs	2,357	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
VFDL	435	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FOF Strategy	227	Hurdle[3]	IFIX[9]	Currently generating performance
Others	16			Currently generating performance
Total Real Estate	**3,035**			
VCI II	739	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	614	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	360	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	272	Hurdle[3]	CDI[10]	Currently generating performance
VCS	175	Hurdle[3]	IPCA[5] + 5%	Within investment period
VCI I	257			Not expected to pay performance
Others	919			Currently generating performance
Total Credit	**3,336**			
Atlas Strategy	490	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Multiestratégia	490	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	343	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	1,224			Currently generating performance
Total Hedge Funds	**2,548**			
VIAS	371	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Transportation and Logistics	151	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	72	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	199			Not expected to pay performance
Total Infrastructure	**793**			
PEAUM TOTAL	**33,469**			

See notes and definitions at end of document

49

VINCI partners

Notes and Definitions

- **Notes to page 4**

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments. Proforma AUM considers R$2.0 billion in AUM coming from the acquisition of SPS Capital, closed on August 16, 2022.

(2) As of 2Q'22 LTM.

(3) CAGR is calculated considering Adjusted Distributable Earnings from 2018 to 2021.

(4) LTM Dividend Yield is calculated considering 0.70 dividend/share distributed over the last twelve months and a price close of US$10.80/share as of August 16, 2022.

(5) Subject to due diligence process by BNDES.

- **Notes to page 9**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Credit and Infrastructure.

- **Notes to page 15**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

- **Notes to page 16**

(1) Adjusted after tax Distributable Earnings is calculated as Distributable Earnings excluding non-recurring expenses.

- **Notes to page 17**

(1) LTM Dividend Yield is calculated considering 0.70 dividend/share distributed over the last twelve months and a price close of US$10.80/share as of August 16, 2022.

- **Notes to page 19**

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

50

VINCI partners

51 Notes and Definitions (cont’d) ▪ Notes to page 20 (1) Previously managed by Rio Bravo. (2) Fund commitment and related co - investments. ▪ Notes to page 21 (1) CVM ( Comissão de Valores Mobiliários ) is the Brazilian equivalent to the SEC. ▪ Notes to page 22 (1) Independent asset manager classification excludes any managers that are either affiliated with a bank franchise, global a sse t manager franchise, or a FoFs . (2) Other alternative local asset managers include Patria and Kinea . (3) Other independent asset managers include Gavea , SPX and Jive Investments. (4) Hedge funds include JPG, Bahia, Verde and others. (5) Incumbent banks include Banco do Brasil, ITAU Unibanco , Bradesco, Santander, and Caixa. (6) As of 2Q’22 LTM. Notes to page 36 (1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, dis tributed by the company to its original partners before the company turned public in 2021. (2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve m ont hs values are calculated as the sum of the last four quarters. (3) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021. (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Las twelve mon ths are calculated as the sum of the last four quarters. (5) Non - recurring expenses for the second quarter of 2022 are composed by expenses related to professional services to matters r elated to M&A. For the six months ended June 30, 2022, non - recurring expenses include expenses related to professional services to matters related to our international corporate organi zat ion.

52 Notes and Definitions (cont’d) ▪ Notes to page 37 (1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, dis tributed by the company to its original partners before the company turned public in 2021. (2) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021. (3) Non - recurring expenses for the second quarter of 2022 are composed by expenses related to professional services to matters r elated to M&A. For the six months ended June 30, 2022, non - recurring expenses include expenses related to professional services to matters related to our international corporate organi zat ion. (3) Profit before income taxes includes Dividends to partners related to management, advisory and performance fees, distribut ed by the company to its original partners before the company turned public in 2021. (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 202 1 a re not included in actual taxable regime. ▪ Notes to page 38 (1) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021. (2) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, dis tributed by the company to its original partners before the company turned public in 2021. ▪ Notes to page 39 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may ca lculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. ▪ Notes to page 44 (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM. (3) Equilibrio Strategy incudes the IP&S Family of pension plans. (4) CDI is an average of interbank overnight rates in Brazil(daily average for the period). (5) Brazil stock market most relevant index.

Notes and Definitions (cont'd)

(6) IPCA is a broad consumer price index measured by the IBGE.

(7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

(8) IFIX is an index composed by listed REITs in the brazilian stock Market.

- **Notes to page 45**

(1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

(2) Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 1Q'22, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(3) Track record for VIR strategy is presented as of 1Q'22, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(4) Track record for FIP Infra is presented as of 2Q'22.

(5) Track record for VIAS is presented as of 2Q'22.

(6) Track record for VFDL is presented as of 2Q'22.

- **Notes to page 46**

(1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.1239, as of August 9, 2022, when dividends were approved by our Board of Directors.

(2) Per Share calculations are based on end of period Participating Common Shares.

(3) Actual dividends per common share are calculated considering the share count as of the applicable record date.

- **Notes to page 48**

(1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

- **Notes to page 49**

(1) International mandates have several different benchmarks across its vehicles.

(2) The preferred return w/ catch-up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch-up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

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VINCI partners

54 Notes and Definitions (cont’d) (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause. (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

55

VINCI partners

Notes and Definitions (cont'd.)

- "Net revenue from Fund Management and Advisory" is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.
- "Total compensation and benefits" is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quota holders, which are comprised by the partners of Vinci Brazil. After the company's IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme our partners.
- "Segment personnel expenses" are composed of the salary-part compensation paid to employees and partners of our funds' management teams.
- "Corporate center expenses" are composed by the salary-compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG.
- "Other general and administrative expenses" is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants' fees, such as legal and accounting, and office consumables.
- "GP investment income" is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments.
- "Financial income" is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds' segments and listed REITs from our real estate segment.
- "Leasing expenses" include costs from the company's sub-leasing activities.
- "Income taxes" is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.
- "Capital Subscription / (capital return)" represents the net capital commitments and capital returns from our Private Markets' closed end and listed funds.
- "Net Inflows / (outflows)" represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and credit segments.
- "Appreciation / (depreciation)" represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds' investment's value.
- "MOIC" means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.
- "IRR" means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

56

Funds/strategies' descriptions

- Vinci Multiestratégia: The fund seeks to achieve long-term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks.
- Vinci Atlas: The fund seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration.
- Vinci Mosaico FIA: Public Equities' long only flagship strategy. The strategy seeks to achieve long-term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis.
- Vinci Gas Dividendos: Public Equities' dividends flagship strategy. The strategy seeks to achieve long-term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market.
- Vinci Total Return: The fund seeks to achieve medium and long-term returns by investing most of its capital in the Brazilian stock market, through bottom up and top-down strategies.
- Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives.
- Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation.
- Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities.
- Vinci Crédito Imobiliário I: The fund seeks to achieve long-term returns by investing in real estate mortgage-backed credit security bonds.
- Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds.
- VISC11: Shopping malls listed REIT, focused on acquiring income-generating shopping malls in Brazil.
- VILG11: Industrial listed REIT focused on acquiring mature income-generating industrial properties in Brazil.
- VINO11: Listed REIT focused on acquiring mature income-generating boutique office real estate assets in Brazil.
- VIF11: Listed REIT that invests in other listed REITs and real estate mortgage-backed credit security bonds.
- VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.
- VCRI: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strategies.

57

VINCI partners

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017